UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934*

 VALOR GOLD CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92025W10
(CUSIP Number)

Stephen Alfers
President and Chief Executive Officer
Pershing Gold Corporation
1658 Cole Boulevard
Building 6 - Suite 210
Lakewood, Colorado, 80401
877-705-9357
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Deborah J. Friedman
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
303-892-9400

May 15, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Pershing Gold Corporation I.R.S. Identification Nos. of above persons (entities only) I.R.S. I.D.#: 26-0657736

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 further amends the Schedule 13D filed by Pershing Gold Corporation (“Pershing” or “Reporting Person”) with respect to shares of the common stock (“Common Stock”) of Valor Gold Corp., a Delaware corporation (“Valor” or the “Issuer”). Amendment No. 1 to the Schedule 13D was filed on April 22, 2013.  Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.

The following Items are hereby amended and restated in their entirety to read as follows:

Item 5. Interest in Securities of the Issuer

(a) – (b) At May 14, 2013, Pershing beneficially owned 20,000,000 shares of Valor Common Stock, or 25.9% (based on 77,362,502 shares of Common Stock outstanding as reported on Valor’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013). Pershing had the sole power to vote and sole power to dispose of its Valor Common Stock.

(c) Between May 15, 2013 and May 24, 2013, Pershing sold all 20,000,000 of its shares of Valor Common Stock, on the dates and for the price indicated below, for gross proceeds of $1,105,000.

Date	Shares	Price	Proceeds

5/15/2013	2,000,000	$0.05	$100,000
5/16/2013	1,000,000	$0.06	$60,000
5/16/2013	1,500,000	$0.06	$90,000
5/17/2013	3,000,000	$0.06	$180,000
5/20/2013	3,000,000	$0.06	$180,000
5/21/2013	2,000,000	$0.05	$100,000
5/22/2013	3,500,000	$0.05	$175,000
5/23/2013	2,000,000	$0.05	$100,000
5/24/2013	2,000,000	$0.06	$120,000

	20,000,000		$1,105,000

The Valor Common Stock was sold in privately negotiated transactions.  Pershing engaged Halcyon Cabot Partners, Ltd. (“Halcyon”) to assist it in the sale of the Valor Common Stock, and paid Halcyon aggregate fees of $40,000 in connection with all of the sale transactions.

(d) Other than the Pershing board of directors, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Valor Common Stock that is beneficially owned by Pershing.

(e) Pershing ceased to be the owner of 5% of the Valor Common Stock on May 23, 2013, and sold all of its remaining shares of Valor Common Stock on May 24, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 3, 2013

Pershing Gold Corporation

By:	/s/ Eric Alexander
Eric Alexander Vice President Finance and Controller

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